File No. 70-8641


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


Application of Northeast     )
Utilities Service Company,   )
The Connecticut Light and    )
Power Company, Public        )
Service Company of New       )          CERTIFICATE PURSUANT TO
Hampshire, Holyoke Water     )          RULE 24 UNDER THE PUBLIC
Power Company and            )          UTILITY HOLDING COMPANY ACT
Western Massachusetts        )          OF 1935
Electric Company             )
on Form U-1                  )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18,1995, File No. 70-8641) ("Order").

     For the quarter ended June 30, 2000, the revenues and expenses for each activity to be reported pursuant to the Order are as follows.

                                  (Thousands of Dollars)
                                  ----------------------
ACTIVITY
--------

BROKERING:
     Revenues                             NONE

     Expenses                             NONE

MARKETING:
     Revenues:                          $38,674
                                        =======

     Expenses:
       Purchased power                  $34,953
                                        =======



                                       SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                       /s/ John J. Roman
                                            -----------------------------
                                            John J. Roman
                                            Vice President and Controller
                                            Northeast Utilities
                                            P.O. Box 270
                                            Hartford, CT 06141-0270
                                            August 25, 2000